Ecopetrols ‘New Era’ Announces Appointment of Corporate Vice President of Organizational Talent

Bogota, November 6, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that its Board of Directors has appointed Gladys Vega Valencia as Corporate Vice President of Organizational Talent. Ms. Vega is expected to assume the position no later than November 17, 2026.

Ms. Vega holds a degree in psychology from Pontificia Universidad Javeriana, with a specialization in Human Development, and has completed additional training in leadership, strategic management, senior management, and boards of directors.

Ms. Vega has more than 27 years of experience leading human resources teams in holding companies and multi-business organizations, including Altra, Colsubsidio, Banco Agrario de Colombia, and Allianz.

She has also served as President of the Colombian Human Resources Association (ACRIP), as a member of several boards of directors, and as a consultant and coach to organizations in multiple sectors.

In her new role, Ms. Vega will be responsible for leading the Company’s organizational talent function.

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Ecopetrol is Colombia’s largest company and one of the leading integrated energy companies in the Americas, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of hydrocarbon production and for most of the country’s hydrocarbon transportation, logistics, and refining systems, and it holds leading positions in petrochemicals and gas distribution. Through its acquisition of a 51.4% stake in ISA, it participates in power transmission, real-time systems management (XM), and the Costera Barranquilla-Cartagena road concession. Internationally, Ecopetrol has a presence in strategic basins across the Americas, with E&P operations in the United States (Permian Basin and Gulf of Mexico), Brazil, and Mexico. Through ISA and its subsidiaries, it also holds leading positions in power transmission in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and telecommunications.

For further information, please contact:

Investor Relations Department

Email: investors@ecopetrol.com.co investors@ecopetrol.com.co

Media Relations (Colombia)

Email: _noticias@ecopetrol.com.co